

Andrew Ow · 3rd

Counsel at Ow Family Properties

Santa Cruz, California · 500+ connections · **Contact info**

Ow Family Propertie

 **UCLA School of Law**

Experience

Counsel
Ow Family Properties
2014 – Present · 6 yrs



Associate
Irell & Manella
Oct 2009 – 2014 · 5 yrs



Summer Associate
Gibson, Dunn & Crutcher LLP
May 2008 – Jul 2008 · 3 mos



Summer Associate
Irell & Manella
May 2007 – Aug 2007 · 4 mos

Education





UCLA School of Law
Doctor of Law (JD)
2006 – 2009
Activities and Societies: Order of the Coif, UCLA Health Law Society



UCLA
Bachelor of Arts (BA), Economics and Sociology
2002 – 2006
Activities and Societies: Summa Cum Laude, College Honors, Departmental Highest Honors, Phi Beta Kappa, Theta Xi



